 (GRAPHIC)                                                     Reed Smith LLP
 W. THOMAS CONNER                                         1301 K Street, N.W.
 Direct Phone: +1 202 414 9208                        Suite 1100 - East Tower
 Email: tconner@reedsmith.com                     Washington, D.C. 20005-3373
                                                              +1 202 414 9200
                                                          Fax +1 202 414 9299
                                                                reedsmith.com

January 24, 2013

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:  COURTESY COPIES OF METLIFE POST-EFFECTIVE AMENDMENTS FILED JANUARY 14 AND
   15, 2013

Dear Mr. Oh:

   On January 14 and 15, 2013, Metropolitan Life Insurance Company ("MLIC"), Metlife Investors USA Insurance Company ("MLI USA") and First Metlife Investors Insurance Company ("FMLI," and together with MLIC and MLI USA, the "Companies") and their corresponding separate accounts filed post-effective amendments relating to the following registration statements for certain variable annuity contracts (the "Contracts") as noted. Attached hereto are courtesy copies of the prospectuses (the "New Prospectuses") contained in the amendments (the "Amendments"), including copies of the prospectuses marked to show changes against the April 30, 2012 versions of the prospectuses (as revised and reprinted August 20, 2012).

Metropolitan Life Insurance Company and Metropolitan Life Separate Account E
-------------------------------------------------------------------------------

PEA No. 9 (File No. 333-176654) for MetLife Preference Premier (offered on and after October 7, 2011)

MetLife Investors USA Insurance Company and MetLife Investors USA Separate Account A
-------------------------------------------------------------------------------

PEA No. 9 (File No. 333-176374) for Series VA (offered on and after October 7,
2011)
PEA No. 8 (File No. 333-176698) for Series S (offered on and after October 7,
2011) and Series S -- L Share Option (offered on and after October 7, 2011) PEA No. 8 (File No. 333-176676) for Series VA -- 4 (offered on and after October 7, 2011)
PEA No. 4 (File No. 333-178514) for Series O

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH MUNICH . ABU
 DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI .
                       CENTURY CITY . RICHMOND . GREECE

       US_ACTIVE-111674685.4-WTCONNER

 Mr. Sonny Oh                                                       (GRAPHIC)
 January 24, 2013
 Page 2

First MetLife Investors Insurance Company and First MetLife Investors Variable Annuity Account One
-------------------------------------------------------------------------------

PEA No. 8 (File No. 333-176680) for Class VA -- 4 (offered on and after October 7, 2011)
PEA No. 7 (File No. 333-176691) for Class VA (offered on and after October 7,
2011)
PEA No. 7 (File No. 333-176679) for Class S (offered on and after October 7,
2011) and Class S -- L Share Option (offered on and after October 7, 2011) PEA No. 4 (File No. 333-178515) for Class O

   The Amendments are being filed primarily to incorporate into the New Prospectuses a revised disclosure format for certain living benefit and death benefit riders under the Contracts. We note that the Staff recently reviewed and commented on this new format in connection with Post-Effective Amendment No. 4 filed October 11, 2012 by MLI USA and FMLI for their Class/Series L - 4 Year variable annuity contracts. We believe the revised disclosure format provides investors with the same advantages outlined in our letter to you dated October 18, 2012, transmitting courtesy copies of the Class/Series L - 4 Year filings (a copy of which is attached for your convenience). As was the case for the Class/Series L - 4 Year post-effective amendments, the Amendments also reflect a new version of the GMIB Max living benefit and EDB Max death benefit riders./1/ Finally, the Amendments contain disclosure relating to the reintroduction of a guaranteed withdrawal benefit rider under the Contracts.

   The revised prospectuses included in the Amendments will be used beginning on or around April 29, 2013. The Companies are filing the Amendments early for the purpose of ensuring ample time for the Staff to review the revisions and provide comments and for the Companies to work with the Staff to resolve any comments prior to the date it will need Staff sign-off to begin the annual prospectus printing process./2/ We will coordinate with the Staff to ensure a mutually agreeable schedule.

   The New Prospectuses included in the Amendments reflect all of the revisions made in response to Staff comments on the Class/Series L- 4 Year post-effective amendments. The New Prospectuses also incorporate disclosure from prior prospectus supplements, as necessary. We would note for the Staff in connection with its review of the New Prospectuses that the redlining in the fee tables and GMIB and EDB sections of the prospectuses reflects the new disclosure format incorporated in the Class/Series L - 4 Year post-effective amendments already reviewed by the Staff, and the GWB rider being re-introduced incorporates the same type of disclosure format. We hope that by incorporating a disclosure format throughout the New Prospectuses that has already been reviewed by the Staff, and filing the Amendments early so as to accommodate an extended review and comment process, we will

--------
/1/ Consistent with the procedures outlined in our October 18, 2012 correspondence, the new versions of these riders have been reflected through the addition of information to the "rate tables" used for each rider.
/2/ The Companies anticipate following the Amendments with Form BXT filings in mid-March and then again in early April, with the final post-effective amendments to be filed under Rule 485(b) adding updated financial statements and other information to become effective on or around April 29, 2013.

 Mr. Sonny Oh                                                       (GRAPHIC)
 January 24, 2013
 Page 3

be able to work with the Staff to achieve our common goal of a collaborative disclosure document review process.

   We note in this regard that the Companies are proposing to adopt a revised approach to providing investors with examples demonstrating the operation of certain riders under the Contracts. Rather than continuing to include examples for certain riders in Appendices to the prospectus, the Companies propose to provide investors with sales literature including examples. The Companies believe that this would offer advantages to investors with respect to the timing, content and format of the examples, three aspects of disclosure that were a focus of the Commission's recent financial literacy study mandated by the Dodd-Frank Act. The Companies believe that providing examples in sales materials will assist in, among other things, providing such examples in investor-friendly formats and updating of the examples as necessary. We believe, moreover, that such an approach is consistent with the guidance provided recently by Norm Champ, Director of the Division of Investment Management, in Remarks to the ALI CLE 2012 Conference on Life Insurance Company Products on November 1, 2012. In those remarks, Mr. Champ specifically urged insurers to "think comprehensively about your communications with investors, whether in prospectuses or sales presentations," and to "[t]ake a fresh look now at your prospectuses, illustrations, and other marketing materials, with a view to assessing whether they are effective communication tools and changing them when they are not."

   Please call the undersigned at 202.414.9208 with comments or questions.

Very truly yours,
/s/ W. Thomas Conner
----------------------
W. Thomas Conner

Attachments
WC:cj